Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-111382

Incara Pharmaceuticals Corporation

Prospectus Supplement No. 1 dated June 14, 2004

(To Prospectus dated January 14, 2004)

81,070,394 shares of common stock

This Prospectus Supplement supplements information contained in that certain Prospectus, dated January 14, 2004, as amended or supplemented, relating to the offer and sale by Goodnow Capital, L.L.C. as the selling stockholder of up to 81,070,394 shares of common stock of Incara Pharmaceuticals Corporation. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

April 2004 Equity Financing

The following paragraphs are hereby added to the disclosure, to be inserted after the paragraph under the heading “Our Business - Recent Reorganization” on page 11 of the Prospectus:

Between July and November 2003, we raised $3.0 million by issuing convertible debt, which was the first tranche of an $8.0 million total secured debt financing with Goodnow Capital, L.L.C. On November 20, 2003, Incara Pharmaceuticals stockholders approved the corporate reorganization and merger of Incara Pharmaceuticals with and into Incara, Inc., pursuant to which Incara Pharmaceuticals stockholders became stockholders of Incara, Inc., which was a wholly owned subsidiary of Incara Pharmaceuticals immediately prior to the merger. The corporate reorganization was completed on November 20, 2003 and Incara, Inc. changed its name to Incara Pharmaceuticals Corporation. The term “we” and “our” in this prospectus refers to the combined entity before and after the reorganization. The corporate reorganization resulted in the conversion of the $3,000,000 convertible debt, plus accrued interest, owed to Goodnow Capital into 30,601,444 shares of common stock and the conversion of 12,015 shares of Series C redeemable convertible exchangeable preferred stock owned by affiliates of Elan Corporation, plc into 2,255,332 shares of common stock.

Between January and April 2004, we issued the remaining $5.0 million in convertible debt to Goodnow Capital. On April 19, 2004, we sold $10.26 million of our common stock in a private placement. Simultaneously, the $5.0 million debt, plus accrued interest, converted into 50,468,750 shares of our common stock. As a result of the corporate reorganization and equity financing, Goodnow owned 58.4% of our outstanding common stock as of April 30, 2004. Also as a result of the conversion of the $5.0 million debt, plus accrued interest, prior to the maturity date, the number of shares held by the selling stockholder and covered by this Prospectus was reduced to 81,070,394 shares from 82,601,644 shares, which original number of shares included an assumed number of shares as if the debt had been outstanding until maturity.

The following unaudited pro forma consolidated balance sheet at March 31, 2004 has been adjusted to present the effects of the financing transactions that occurred in April 2004 as if they had occurred at March 31, 2004. The unaudited pro forma adjustments include:

•	receipt of proceeds from the final debenture advance of $2,500,000 from Goodnow in April 2004 and recognition of $2,500,000 of beneficial conversion feature on the advance;

•	accrual of interest expense on the debenture from March 31, 2004 to the date of conversion of $15,000;

•	the conversion of the $5,000,000 debenture principal and $47,000 of accrued interest into 50,468,750 shares of common stock;

•	a credit to the accumulated deficit account for the interest expense charge of $5,000,000 for the immediate accretion of the discount related to the beneficial conversion feature of the debenture; and

•	the private placement sale of 41,040,000 shares of common stock at $0.25 per share resulting in net proceeds after offering expenses of approximately $9,360,000.

PRO FORMA CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in thousands, except per share data)

	March 31, 2004
	Actual	Pro Forma Adjustments	Pro Forma As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$366	$11,860	$12,226
Prepaids and other current assets	159	—	159

Total current assets	525	11,860	12,385
Property and equipment, net	20	—	20
Other assets	355	—	355

Total assets	$900	$11,860	$12,760

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,242	$—	$1,242
Accrued expenses	20	—	20
Reserve for liabilities of discontinued operations	320	—	320
Current portion of notes payable (net of discount from beneficial conversion feature of $2,500)	32	(32)	—

Total current liabilities	1,614	(32)	1,582
Long-term note payable to Elan	749	—	749
Stockholders’ equity (deficit):
Preferred stock	5	—	5
Common stock, $.001 par value per share, 350,000,000 shares authorized; 47,365,117 shares issued and outstanding, actual, and 138,873,867 shares issued and outstanding, pro forma	47	92	139
Additional paid-in capital	126,158	16,815	142,973
Accumulated deficit	(127,673)	(5,015)	(132,688)

Total stockholders’ equity (deficit)	(1,463)	11,892	10,429

Total liabilities and stockholders’ equity (deficit)	$900	$11,860	$12,760

Change in Board of Directors

The following paragraphs are hereby added to the disclosure, to be inserted on page 25 after the last paragraph under the heading “Management - Directors” found on page 24 of the Prospectus:

On April 30, 2004, Goodnow Capital exercised its rights as a majority stockholder and replaced our then current four directors with the current three directors, all of whom are affiliated with Goodnow. All three directors are members of the Audit Committee. Mr. Cavalier is Chairman of the Audit Committee. No other committee appointments have been made at this time. Our former directors were Clayton I. Duncan, Edgar H. Schollmaier, Stephen M. Prescott, M.D. and Eugene J. McDonald.

Our directors and their ages as of April 30, 2004 are as follows:

Name	Age	Director Since
David C. Cavalier	34	April 2004
Richard P. Burgoon, Jr.	43	April 2004
Alan J. Tuchman, M.D.	57	April 2004

David C. Cavalier has been the Chairman of the Board of our company since April 30, 2004. Since 2001, he has been a Principal and the Chief Operating Officer of The Xmark Funds, a family of investment funds. From 1995 to 1996, Mr. Cavalier worked for Tiger Real Estate, a $785 million private investment fund sponsored by Tiger Management Corporation. Mr. Cavalier began his career in 1994 in the Investment Banking Division of Goldman, Sachs & Co. working on debt and equity offerings for public and private real estate companies. He received a B.A. from Yale University and an M. Phil. from Oxford University.

Richard P. Burgoon, Jr. has been a Director of our company since April 30, 2004. Since 2002, he has been a Principal of The Xmark Funds. Since 2001, Mr. Burgoon has served as an advisor to several biotechnology organizations, assisting in the areas of business development, financing and legal affairs. He is a co-founder of ChemNavigator, Inc. (drug discovery focus), Allon Therapeutics, Inc. (CNS-focus) and GenSpera, Inc. (oncology focus). In addition to serving as the Liaison Director of Business Development in the U.S.A. for ChoongWae Pharma Corporation, South Korea’s largest ethical, public pharmaceutical corporation, he also currently serves as Vice President, Corporate Development for TDT, Inc., a private biotechnology company located in West Chester, Pennsylvania. From 1998 to 2001, he served as Senior Vice President for Operations, General Counsel and Secretary to Arena Pharmaceuticals, where he assisted in bringing the company from a privately held start-up through several private placements and two public offerings. In 2003, he was appointed to the Arena Board of Directors by Arena’s largest stockholder. From 1994 to 1997, Mr. Burgoon was Senior Director & Patent Counsel to Cephalon, Inc. From 1992 to 1994, he was Director of Intellectual Property to IDEC Pharmaceuticals Corporation. Mr. Burgoon was twice appointed by the U.S. Secretary of Commerce to a trade advisory committee on intellectual property rights and served as Chair of the Intellectual Property Committee of the Biotechnology Industry Organization (BIO). He received his J.D. from the Franklin Pierce Law Center in 1987, and undergraduate degrees in biology, psychology and political science from the University of California, Irvine in 1984. He is currently attending the Executive M.B.A. Program at San Diego State. Mr. Burgoon is a member in good standing of the California Bar and registered to practice before the United States Patent & Trademark Office.

Dr. Alan J. Tuchman has been a Director of our company since April 30, 2004. Since 2002, Dr. Tuchman has been a Principal of The Xmark Funds. Since 2002, he has served as the Chairman of Neurophysics Inc, a medical device company. Since 1997, Dr. Tuchman has been a Clinical Professor of Neurology at New York Medical College. He has also maintained a clinical practice of Neurology in Manhattan since 1981. From 1991 to 1997, Dr. Tuchman was Professor and Vice Chairman of Neurology, Professor of Clinical Pharmacology and Vice Dean of Clinical Affairs at New York Medical College. From 1997 to 2001, he worked at Oscar Gruss and Son as a Senior Vice President, Equity Research. Dr. Tuchman is certified in neurology by the American Board of Psychiatry and Neurology and in neurorehabilitation by the American Society of Neurorehabilitation. He is a Fellow

of the American Academy of Neurology. Dr. Tuchman received his M.D. degree from The University of Cincinnati, and his neurology training at the Mt. Sinai School of Medicine. He completed a fellowship in multiple sclerosis at the Albert Einstein College of Medicine and received an M.B.A. from Columbia University School of Business. Dr. Tuchman has authored or co-authored more than 30 original publications and book chapters pertaining to neurological disease. As a research analyst he was the recipient of five Bull Dog Awards for the accuracy of his financial projections. Dr. Tuchman’s return on his coverage universe was cited in “Wall Street Magazine” for its high return.

Changes in Executive Officers

The following paragraphs are hereby added to the disclosure, to be inserted on page 26 after the last paragraph under the heading “Management – Executive Officers” found on page 25 of the Prospectus:

From 1995 through May 4, 2004, our President and Chief Executive Officer was Clayton I. Duncan. Our executive officers and their ages as of May 12, 2004 are as follows:

Name	Age	Position
Shayne C. Gad, Ph.D.	55	President
Richard E. Gammans, Sr.	54	Executive Vice President, Research and Development
Richard W. Reichow	53	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
John P. Richert	53	Vice President, Business Development
W. Bennett Love	49	Vice President, Corporate Planning/Communications

Shayne C. Gad, Ph.D. was appointed President of Incara Pharmaceuticals on May 4, 2004. Dr. Gad is the founder and Principal of Gad Consulting Services, an eleven-year-old consulting firm servicing both domestic and international clients within the life sciences industries. Prior to this, he served in director-level and above positions at Searle, Synergen and Becton Dickinson. His experience includes safety assessment and product development in the contract research, pharmaceutical, biotechnology, medical device and chemical industries. He has published 29 books and more than 300 chapters, articles and abstracts in the fields of toxicology, statistics, pharmacology, drug development and safety assessment, and is on numerous editorial boards. He has served on NIH, NIEHS, Canadian government, and non-governmental organization grant review boards. Dr. Gad is a Past-President of the American College of Toxicology, the Roundtable of Toxicology Consultants and three specialty sections of the Society of Toxicology. He is also a member of the Regulatory Affairs Professional Society, Society of Toxicology, Teratology Society, Biometrics Society, Society of Toxicologic Pathologists, American Statistical Association, Drug Information Association and is a Diplomate of the American Board of Toxicology and a Fellow of the Academy of Toxicologic Sciences. Dr. Gad received his Ph.D. from the University of Texas at Austin and holds a B.S. in chemistry and biology from Whittier College.

On June 7, 2004, we announced the resignation of Richard E. Gammans, Sr., our Executive Vice President, Research and Development. Mr. Gammans’ resignation will be effective on June 11, 2004.

On June 9, 2004, we issued a press release to announce the appointment of James D. Crapo, M.D. as our Chief Executive Officer, effective July 1, 2004. The following paragraphs are from that press release.

Research Triangle Park, N.C., June 9, 2004 – Incara Pharmaceuticals Corporation (OTC Bulletin Board:ICRA ) announced today that effective July 1, 2004, James D. Crapo, M.D. will become Chief Executive Officer. Dr. Crapo has had an extensive career as a leading research scientist, administrator, practicing physician and clinical investigator. Since 1996, he has been Chairman of the Department of Medicine and Executive Vice President of Academic Affairs at the National Jewish Medical and Research Center in Denver, Colorado. National Jewish is a top-rated private institution in immunology and allergic diseases and has been rated number one nationally in pulmonary medicine by U.S. News and World Report for the past 5 years. In addition to his administrative duties at National Jewish, Dr. Crapo’s responsibilities include clinical care of patients and scientific research.

Prior to his appointment at National Jewish in 1996, Dr. Crapo was on the faculty of Duke University Medical Center where he served for 17 years as the Chief of the Pulmonary and Critical Care Medicine Division. He is the author of more than 200 original scientific publications, numerous book chapters and seven textbooks. He also has previously been President of the American Thoracic Society and is currently serving as President of the Fleischner Society.

Dr. Crapo is one of the scientific co-founders of Incara’s catalytic antioxidant drug development program and has been the program’s chief scientific officer since its inception. He is one of the inventors on a majority of the program’s patents and is also serving as the Medical Director for Incara’s ALS clinical program.

“After years of preclinical research and development, Incara’s catalytic antioxidants are ready to be tested in clinical trials. They have been shown to be dramatically effective in a number of animal models of disease. The most important contribution I can make in the next period of my career is to help prove the effectiveness of these compounds in human clinical trials and ultimately provide new effective therapies that can control or limit human diseases,” stated Dr. Crapo, “I look forward to the opportunity.”

“The Board of Directors of Incara is pleased to have an individual with Dr. Crapo’s record of leadership and accomplishments join as Incara’s CEO,” stated David C. Cavalier, Chairman of Incara. “His years of scientific achievement and clinical practice, combined with his executive experience, make him well suited to lead Incara as it enters the clinical stage of development.”

Dr. Crapo will join Shayne C. Gad, Ph.D., who recently joined Incara as President and brings extensive drug development industry experience.

Dr. Crapo founded Incara’s antioxidant program with Irwin Fridovich, Ph.D., and both are recognized as world leaders in antioxidant research. Dr. Fridovich, James B. Duke Professor of Biochemistry, Emeritus, Duke University Medical Center, was a co-discoverer of superoxide dismutase, one of the body’s primary antioxidant enzymes. Dr. Crapo was the first scientist to extend Dr. Fridovich’s original discovery of superoxide dismutase to mammalian models of disease.

Our Business

The following paragraphs are hereby added to the disclosure, to be inserted after the second to last paragraph on page 14 under the heading “Our Business – Oxygen Stress and Disease – Catalytic Antioxidants in ALS” found on page 13 of the Prospectus:

AEOL 10150 has been tested in four separate preclinical studies in the transgenic mouse model of ALS, conducted in two academic medical centers over an 18-month period. On an aggregated basis, the survival time period after symptom onset for the AEOL 10150-treated group of mice was three times the survival period of the untreated group (survival interval ratio = 2.98, p<0.01). In an additional study arm, AEOL 10150 was combined with creatine plus rofecoxib (a cox-2 inhibitor), a mixture that has shown a beneficial effect in this model, and then compared to treatment with creatine plus rofecoxib alone and compared with untreated control animals. The creatine plus rofecoxib treated animals yielded a survival interval ratio of 1.42 compared to untreated animals. Animals treated with AEOL 10150 in addition to creatine and rofecoxib showed a further doubling in survival time compared with those treated with creatine and rofecoxib alone (survival interval ratio versus control = 2.90, p<0.01).

Study	Age of Symptom Onset	Survival Interval	SI Ratio
Controls	104.8 ±1.5	12.8
AEOL 10150 #1	106.1 ±1.5	32.8	2.56

Controls	89.0 ±0.7	13.5
AEOL 10150 #2	89.0 ±0.7	40.0	2.96

Study	Age of Symptom Onset	Survival Interval	SI Ratio
Creatine + rofecoxib (C/R)	88.8 ±0.6	19.2	1.42
AEOL 10150 (#3) + C/R	89.3 ±0.7	38.8	2.87

Controls	91.2 ±0.8	16.6
AEOL 10150 #4	90.6 ±0.7	40.5	2.43

Table I. Results of Four Studies of AEOL 10150 in G93A mice.

Submission of IND

In April 2004, we submitted an Investigational New Drug application (IND) to the Food and Drug Administration, or FDA, to begin Phase 1 clinical trials of AEOL 10150 for the treatment of patients with ALS. Allowance of the IND by the FDA would permit us to initiate Phase 1 clinical trials. If the Phase 1 clinical trial results are satisfactory, our clinical plan calls for initiating a Phase 2/3 clinical trial of AEOL 10150 for treatment of ALS as early as the first half of 2005. The clinical program will test the ability of AEOL 10150 treatment to extend the survival of ALS patients.

On June 7, 2004, we issued a press release stating as follows:

Research Triangle Park, N.C., June 7, 2004 – Incara Pharmaceuticals Corporation (OTC Bulletin Board:ICRA ) announced today that following discussions with the Food and Drug Administration (FDA), it was mutually agreed that Incara would quickly revise the Phase 1 (safety) clinical trial protocol submitted with Incara’s April 30, 2004 AEOL 10150 Investigational New Drug application (the “April 30 IND”) and proceed directly into patients with amyotrophic lateral sclerosis (also known as “ALS” or “Lou Gehrig’s disease”).

Under the clinical plan of the April 30 IND, Incara proposed conducting three Phase 1 clinical studies: a single dose escalation study in healthy volunteers; a multiple dose study in healthy volunteers; and a multiple dose study in patients diagnosed with ALS. This plan would have required the ALS safety arm to begin after successful completion of the first two studies, with ALS patient dosing in the Phase 1 study estimated to begin in late 2004 or early 2005.

Incara expects to revise and submit to the FDA the revised protocol in the next two weeks. Incara anticipates that the revised initial Phase 1 clinical trial will seek to evaluate a series of single doses of AEOL 10150 in patients diagnosed with ALS to evaluate the safety, tolerability and pharmacokinetics of AEOL 10150. Following satisfactory completion of this first study, Incara expects to initiate a multiple dose per patient study arm. Assuming that the revised protocol being prepared by Incara is acceptable to the FDA, the Phase 1 study in ALS patients is anticipated to now begin no later than the end of September of this year.

“Incara is committed to advancing AEOL 10150 for the treatment of ALS,” stated Shayne C. Gad, Ph.D., Incara’s President. “During the review of our April 30 IND, the FDA requested that Incara conduct Phase 1 safety testing of AEOL 10150 directly in the target patient group, ALS patients, and we are more than pleased to accept the suggestions made by the FDA. The revised approach will allow AEOL 10150 to be evaluated in ALS patients first, and several months sooner than we had originally proposed,” noted Dr. Gad.

Risk Factor

The following disclosure is hereby added to the disclosure, to be inserted after the last paragraph on page 9 under the heading “Risk Factors – Risks Related To Owning Our Stock” found on page 7 of the Prospectus.

We incurred a significant noncash expense in our third fiscal quarter of 2004 due to variable accounting for stock options.

As part of Clayton I. Duncan’s severance package, on May 4, 2004, we accelerated the vesting of all unvested stock options held by Mr. Duncan and we extended the period in which he could exercise all stock options held by him to June 15, 2006 to the extent the options would expire on or prior to that date. As a result, we incurred a noncash charge in the amount of approximately $1.0 million in our third quarter of fiscal 2004. We could incur additional variable accounting charges in the future were we to make similar or other change in any outstanding stock options.

Investing in our common stock involves a high degree of risks. See “Risk Factors” beginning on page 3 of the original Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 1 is June 14, 2004.